    Tarter
Krinsky &
Drogin
ATTORNEYS AT LAW

December 6, 2010

Via EDGAR Only

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Re:  Numbeer, Inc.
        Form 10-K/A for the year ended May 31, 2010
        Form 10-Q for the quarterly period ended August 31, 2010

To Whom It May Concern:

Please be advised that this firm is counsel to Numbeer, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings (the “Comment Letter”), and to illustrate the amendments made to the filings on Form 10-K/A and 10-Q/A filed concurrently herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience and edits are in underline and strikethrough formatting to show changes.

Form 10-K/A for the year ended May 31, 2010

Item A. Controls and Procedures

1.
We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report.  Please amend your filing to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report.  Refer to Item 307 of Regulation S-K.

Our Form 10-K has been amended as follows:

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as of the end of the period covered by this Annual Report on Form 10-K, the Company’s management evaluated, with the participation of the Company’s principal executive and financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act).  Disclosure  controls  and procedures are defined as those controls and other procedures of an issuer that are designed to ensure that the information required to be disclosed by the issuer in the reports it files or under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on that Evaluation, he concluded that the Registrant’s disclosure controls and procedures are effective in gathering, analyzing and disclosing information needed to satisfy the registrant’s disclosure obligations under the Exchange Act. Based upon an evaluation of the effectiveness of disclosure controls and procedures, our Company’s principal executive and principal financial officer has concluded that as of the end of the period covered by this Annual Report on Form 10-K our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) are not effective because of the material weaknesses in our disclosure controls and procedures which is identified below.  It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The material weaknesses in our disclosure control procedures are as follows:

1.
Lack of formal policies and procedures necessary to adequately review significant accounting transactions. The Company utilizes a third party independent contractor for the preparation of its financial statements. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third party independent contractor is not involved in the day to day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions.

2.
Audit Committee and Financial Expert. The Company does not have a formal audit committee with a financial expert, and thus the Company lacks the board oversight role within the financial reporting process.

We intend to initiate measures to remediate the identified material weaknesses including, but not necessarily limited to, the following:

●
Establishing a formal review process of significant accounting transactions that includes participation of the Chief Executive Officer, the Chief Financial Officer and the Company’s corporate legal counsel.

●
Form an Audit Committee that will establish policies and procedures that will provide the Board of Directors a formal review process that will among other things, assure that management controls and procedures are in place and being maintained consistently.

2.
Tell us how you considered the material weaknesses you identified as part of your assessment of internal control over financial reporting, especially (1) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (2) ineffective controls over period end financial disclosure and reporting processes, in concluding that your controls and procedures were effective as of May 31, 2010.   Further, tell us how you considered whether management's failure to perform its evaluation of disclosure controls and procedures as of the end of the period covered by the report, management's failure to disclose the framework used in completing your assessment of internal control over financial reporting, as well as management's failure to include the audit opinion in the Form 10-K filed by the company on September 1, 2010, impact your conclusion regarding the effectiveness of your disclosure controls and procedures.  In this regard, please explain how you considered the definition of disclosure controls and procedures provided in Rule 15a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please amend your 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Please refer to response to Comment 1.

3.
Please refer to the last sentence in the first paragraph of this section where you state that “based on the evaluation she concluded that the registrant’s disclosure controls and procedures are effective.”  It is not clear to whom you are referring, especially since we note your references to “Mr. English” in Item 10 of this Form 10-K/A.  Please revise the section to clearly disclose the conclusion of your principal executive officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report.

Please refer to response to Comment 1.

4.
We note from the last sentence in the first paragraph of this section that “the registrant’s disclosure controls and procedures are effective in gathering, analyzing and disclosing information needed to satisfy the registrant’s disclosure obligations under the Exchange Act.”  The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(c) of the Exchange Act.  Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respect to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Please refer to response to Comment 1.

Item 9A(1). Controls and Procedures.

5.
We note from the second paragraph in this section that your evaluation of internal control over financial reporting is based on the “the criteria for effective internal control over financial reporting established in SEC guidance on conducting such assessment.”  Please tell us and amend the filing to disclose the framework you have used in your assessment of the effectiveness of internal control over financial reporting.  If you did not use the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO framework”), please explain to us how the framework you used in your assessment of the effectiveness of internal control over financial reporting represents “a suitable recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment” as required by Section of SEC Release 33-9239/34-47986, which you can find in our website at http://www.sec.gov/rules/final/33-9239.htm#iib3.

Our Form 10-K has been amended as follows:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).  Internal control over financial reporting is to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintain records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition , use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected.

As of May 31, 2010, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in SEC guidance on conducting such assessments.  Based on this evaluation under the COSO Framework, our management concluded that our internal control over financial reporting are not effective as of May 31, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.  Based on that evaluation, they concluded that, as of May 31, 2010, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

6.
Additionally, we note from the second paragraph of this section that “based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules…” Please revise your filing to provide management’s assessment of the effectiveness of your internal control over financial reporting as of May 31, 32010 (i.e.as of the end of your most recent fiscal year), rather than “during the period covered by this report” as currently disclosed.  Also, please revise your conclusion, if true, to simply state that based on your management’s evaluation of internal control over financial reporting, management concluded that your internal control over financial reporting was not effective.  Please see Item 308T of Regulation S-K for guidance.

Please refer to our response in Comment 5.

Form 10-Q for the quarterly period ended August 31, 2010

Item 4 Controls and Procedures, page 12

7.
We note that you did not provide the disclosures required by Item 307 of Regulation S-K in compliance with Item 4T of Form 10-Q.  Please amend the filing to disclose whether your management performed the required evaluation of your disclosure controls and procedures as of the end of the quarter and to disclose your management’s conclusion on the effectiveness of your disclosure controls and procedures as set of that date.

Our Form 10-Q has been amended as follows:

Evaluation of Disclosure Controls and Procedures

Based upon an evaluation of the effectiveness of disclosure controls and procedures, our principal executive officer and principal  financial officer have concluded that as of the end of the period covered by this Quarterly Report on Form 10-Q our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) were not effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  As reported in our Annual Report on Form 10-K for the year ended May 31, 2010, the Company’s principal executive officer and principal financial officer has determined that there are material weaknesses in our disclosure controls and procedures.

The material weaknesses in our disclosure control procedures are as follows:

1.                Lack of formal policies and procedures necessary to adequately review significant accounting transactions. The Company utilizes a third party independent contractor for the preparation of its financial statements. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third party independent contractor is not involved in the day to day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions.

2.               Audit Committee and Financial Expert. The Company does not have a formal audit committee with a financial expert, and thus the Company lacks the board oversight role within the financial reporting process.

We intend to initiate measures to remediate the identified material weaknesses including, but not necessarily limited to, the following:

●
    Establishing a formal review process of significant accounting transactions that includes participation of the Chief Executive Officer, the Chief Financial Officer and the Company’s corporate legal counsel.

●
    Form an Audit Committee that will establish policies and procedures that will provide the Board of Directors a formal review process that will among other things, assure that management controls and procedures are in place and being maintained consistently.

Changes in Internal Control over Financial Reporting

As reported in our Annual Report on Form 10-K for the year ended May 31, 2010, management is aware that there a significant deficiency and a material weakness in our internal control over financial reporting and therefore has concluded that the Company’s internal controls over financial reporting were not effective as of May 31 ,2010. The significant deficiency relates to a lack of segregation of duties due to the small number of employees involvement with general administrative and financial matters.  The material weakness relates to a lack of formal policies and procedures necessary to adequately review significant accounting transactions.

There have not been any changes in the Company's internal control over financial reporting during the quarter ended August 31, 2010 [or such applicable quarter] that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.”

8.
We note the disclosure relating to an assessment of your internal control over financial reporting as of August 31, 2010.  Please note that Item 308T of Regulation S-K only requires you to disclose your management’s conclusions based on it’s assessment of your internal control over financial reporting as of the end of the period presented in your Form 10-K.  Tell us whether you, in fact, performed an assessment of your internal control over financial reporting as of August 31, 2010.  If you did not perform the assessment, please revise the section to also apply the comments live and six issued above.  Otherwise, please remove the disclosure relating to management’s conclusion on the effectiveness of internal controls over financial reporting.

Please refer to response to Comment 7.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Please do not hesitate to contact the undersigned should you have any questions regarding this or any other matter.

Very truly yours,

/s/ Tarter Krinsky & Drogin LLP

Tarter Krinsky & Drogin LLP